Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 3 February 2020 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the third tranche of the common share buyback program announced on 14 November 2019 (“Third Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
27/01/2020	MTA	33,280	152.7537	5,083,643.83
28/01/2020	MTA	1,713	152.3576	260,988.55
30/01/2020	MTA	19,135	154.6332	2,958,906.24
31/01/2020	MTA	3,376	153.1330	516,977.15
Total	—	57,504	153.3896	8,820,515.77

Since the announcement of the Third Tranche of the buyback program dated 14 November 2019 till 31 January 2020, the total invested consideration has been:

•	Euro 58,298,473.96 for No. 384,081 common shares purchased on the MTA

•	USD 2,945,229.74 (Euro 2,650,730.37*) for No. 17,613 common shares purchased on the NYSE resulting in total No. 8,799,301 common shares held in treasury as of 31 January 2020. As of the same date, the Company held 3.42% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.
To date, since 1 January 2019, the Company has purchased a total of 3,066,827 own common shares on MTA and NYSE for a total consideration of Euro 410,549,694.22.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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